squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
S.L. Reed & Company

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (a) S.L. Reed & Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which S.L. Reed & Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (b) S.L. Reed & Company stated that S.L. Reed & Company met the identified exemption provisions throughout the most recent fiscal year without exception. S.L. Reed & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about S.L. Reed & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

SQUAR MILNER LLP

Squar Milner LLP

Los Angeles, California
February 23, 2017